Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2011	September 30 2012
Assets
Current assets:
Cash and cash equivalents (note 11)	$658.9	$598.2
Accounts receivable (note 5)	810.8	777.5
Inventories (note 6)	880.7	806.7
Income taxes receivable	9.1	11.3
Assets classified as held-for-sale	32.1	34.6
Other current assets	71.0	76.8
Total current assets	2,462.6	2,305.1

Property, plant and equipment	322.7	346.8
Goodwill	48.0	73.3
Intangible assets	35.5	56.0
Deferred income taxes	41.4	36.7
Other non-current assets	59.4	67.6
Total assets	$2,969.6	$2,885.5

Liabilities and Equity
Current liabilities:
Accounts payable	$1,002.6	$906.6
Accrued and other current liabilities	268.7	246.9
Income taxes payable	39.0	32.2
Current portion of provisions	36.3	23.9
Total current liabilities	1,346.6	1,209.6

Retirement benefit obligations	120.5	122.5
Provisions and other non-current liabilities	11.1	12.6
Deferred income taxes	27.6	31.9
Total liabilities	1,505.8	1,376.6

Equity:
Capital stock (note 8)	3,348.0	3,144.9
Treasury stock (note 8)	(37.9)	(0.6)
Contributed surplus	369.5	453.9
Deficit	(2,203.5)	(2,093.0)
Accumulated other comprehensive income (loss)	(12.3)	3.7
Total equity	1,463.8	1,508.9
Total liabilities and equity	$2,969.6	$2,885.5

Contingencies (note 12)

Subsequent event (note 8)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Revenue	$1,830.1	$1,575.4	$5,459.6	$5,011.0
Cost of sales (note 6)	1,703.6	1,466.0	5,090.3	4,672.4
Gross profit	126.5	109.4	369.3	338.6
Selling, general and administrative expenses (SG&A)	61.9	62.4	194.9	182.3
Research and development	3.9	4.3	9.1	11.5
Amortization of intangible assets	3.5	2.7	10.9	7.6
Other charges (recoveries) (note 9)	(2.6)	8.9	5.5	25.0
Earnings from operations	59.8	31.1	148.9	112.2
Finance costs	1.6	0.7	4.3	2.5
Earnings before income taxes	58.2	30.4	144.6	109.7
Income tax expense (recovery) (note 10):
Current	2.7	(5.1)	15.9	3.4
Deferred	5.3	(8.2)	2.8	(4.2)
	8.0	(13.3)	18.7	(0.8)
Net earnings for the period	$50.2	$43.7	$125.9	$110.5

Basic earnings per share	$0.23	$0.21	$0.58	$0.52

Diluted earnings per share	$0.23	$0.21	$0.57	$0.52

Shares used in computing per share amounts (in millions):
Basic	216.6	207.0	216.2	211.0
Diluted	219.5	208.8	219.4	212.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Net earnings for the period	$50.2	$43.7	$125.9	$110.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	(3.2)	2.5	2.0	(0.2)
Change from derivatives designated as hedges	(18.2)	12.2	(23.9)	16.2
Total comprehensive income for the period	$28.8	$58.4	$104.0	$126.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2011	$3,329.4	$(15.9)	$360.9	$(2,403.8)	$12.3	$1,282.9
Capital transactions (note 8):
Issuance of capital stock	18.0	—	(6.5)	—	—	11.5
Purchase of treasury stock	—	(32.8)	—	—	—	(32.8)
Stock-based compensation and other	—	16.8	15.8	—	—	32.6
Total comprehensive income:
Net earnings for the period	—	—	—	125.9	—	125.9
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	2.0	2.0
Change from derivatives designated as hedges	—	—	—	—	(23.9)	(23.9)
Balance — September 30, 2011	$3,347.4	$(31.9)	$370.2	$(2,277.9)	$(9.6)	$1,398.2

Balance — January 1, 2012	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Capital transactions (note 8):
Issuance of capital stock	17.7	—	(10.6)	—	—	7.1
Repurchase of capital stock for cancellation	(220.8)	—	107.0	—	—	(113.8)
Purchase of treasury stock	—	(3.8)	—	—	—	(3.8)
Stock-based compensation and other	—	41.1	(12.0)	—	—	29.1
Total comprehensive income:
Net earnings for the period	—	—	—	110.5	—	110.5
Other comprehensive income for the period, net of tax:
Currency translation differences for foreign operations	—	—	—	—	(0.2)	(0.2)
Change from derivatives designated as hedges	—	—	—	—	16.2	16.2
Balance — September 30, 2012	$3,144.9	$(0.6)	$453.9	$(2,093.0)	$3.7	$1,508.9

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Cash provided by (used in):
Operating activities:
Net earnings for the period	$50.2	$43.7	$125.9	$110.5
Adjustments for items not affecting cash:
Depreciation and amortization	19.5	21.1	58.3	60.8
Equity-settled stock-based compensation	8.0	10.7	31.5	27.8
Other charges (recoveries)	(1.7)	0.2	(5.4)	11.9
Finance costs	1.6	0.7	4.3	2.5
Income tax expense (recovery)	8.0	(13.3)	18.7	(0.8)
Other	(1.9)	(8.8)	(6.8)	(5.5)
Changes in non-cash working capital items:
Accounts receivable	46.7	51.9	179.7	39.7
Inventories	70.4	85.4	(57.1)	86.3
Other current assets	13.0	(0.3)	9.6	5.7
Accounts payable, accrued and other current liabilities and provisions	(87.3)	(103.8)	(236.3)	(119.8)
Non-cash working capital changes	42.8	33.2	(104.1)	11.9
Net income taxes paid	(2.1)	(2.8)	(22.9)	(11.3)
Net cash provided by operating activities	124.4	84.7	99.5	207.8

Investing activities:
Acquisitions, net of cash acquired (note 3)	(2.5)	(71.4)	(80.5)	(71.4)
Purchase of computer software and property, plant and equipment	(19.0)	(25.8)	(47.5)	(88.6)
Proceeds from sale of assets	0.6	2.0	9.1	5.0
Net cash used in investing activities	(20.9)	(95.2)	(118.9)	(155.0)

Financing activities:
Repayment under credit facilities (note 3)	(45.0)	—	—	—
Issuance of capital stock (note 8)	—	0.3	11.5	7.1
Repurchase of capital stock for cancellation (note 8)	—	(21.2)	—	(113.8)
Purchase of treasury stock (note 8)	(23.5)	—	(32.8)	(3.8)
Finance costs paid	(1.5)	(1.0)	(6.0)	(3.0)
Net cash used in financing activities	(70.0)	(21.9)	(27.3)	(113.5)

Net increase (decrease) in cash and cash equivalents	33.5	(32.4)	(46.7)	(60.7)
Cash and cash equivalents, beginning of period	552.6	630.6	632.8	658.9
Cash and cash equivalents, end of period	$586.1	$598.2	$586.1	$598.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor equipment and other) end markets. Our product lifecycle solutions include a full range of services to our customers including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2012 and the results of operations, comprehensive income and cash flows for the three and nine months ended September 30, 2012.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on October 23, 2012.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

We have applied significant estimates and assumptions to our valuations used in our business acquisitions, to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the measurement of the recoverable amount of our cash generating units, and to valuing our financial instruments, retirement benefit costs, stock-based compensation, provisions and contingencies.  These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2011 annual consolidated financial statements.

3.             ACQUISITIONS

In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support to some of the world’s leading semiconductor capital equipment manufacturers.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The purchase price was $71.4, net of cash acquired, which we financed from cash on hand. The purchase price is subject to a working capital adjustment that, when determined, will be reflected as an adjustment to goodwill. Details of the preliminary purchase price allocation are as follows:

Current assets, net of cash acquired	$21.2
Property, plant and equipment	16.5
Customer intangible assets	24.0
Goodwill	25.7
Current liabilities	(3.8)
Deferred income taxes	(12.2)
$71.4

Through this acquisition, we have further enhanced our entry into the semiconductor capital equipment market.  We added precision machining capabilities to our service offering and have acquired engineering and technical depth that we can leverage with our existing semiconductor customers, as well as expand to other customers in our diversified markets.

The fair values of certain assets, such as the customer intangible assets and property, plant and equipment, are preliminary as we are in the process of obtaining third-party valuations. Our purchase price allocation is subject to adjustment in the period we finalize these valuations. We do not expect any of the goodwill will be tax deductible. We expensed $0.8 in acquisition-related transaction costs during the quarter through other charges. This acquisition did not have a significant impact on our consolidated results of operations for the third quarter of 2012.

Pro forma disclosure: Revenue and earnings for the combined companies for the current reporting period would not have been materially different had the acquisition occurred at the beginning of the year.

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. These operations, located in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers. The final purchase price was $80.5, net of cash acquired ($78.0 was paid in June 2011). The purchase was financed from cash on hand and $45.0 from our revolving credit facility which we repaid in the third quarter of 2011. On the acquisition date, we recorded $33.8 in goodwill and $12.5 in intangible assets.

In August 2010, we completed the acquisition of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels), a medical engineering and manufacturing service provider. The purchase price is subject to adjustment for contingent consideration if specific pre-determined financial targets are achieved through 2012. At December 31, 2011, we had recorded a provision of $3.2 related to this contingent consideration. Based on management’s assessment of the potential outcomes, we determined that this provision was no longer necessary and released our provision as of June 30, 2012 through other charges (note 9(b)).

4.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or losses from new, existing or disengaging customers, the phasing in or out of programs, and changes in customer demand.  We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the constantly changing dynamics of the global economy will also continue to impact our business from period-to-period.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Starting with the first quarter of 2012, we have combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes. Prior period percentages were also combined.

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Communications	34%	37%	36%	34%
Consumer	25%	15%	25%	20%
Diversified	16%	21%	13%	20%
Servers	14%	14%	15%	15%
Storage	11%	13%	11%	11%

Customers:

For the third quarter of 2012, we had one customer that individually represented more than 10% of total revenue (third quarter of 2011 — two customers). For the first nine months of 2012, we had two customers that individually represented more than 10% of total revenue (first nine months of 2011 — three customers). For the third quarter of 2012, RIM accounted for just under 10% of total revenue (third quarter of 2011 — 18%). For the first nine months of 2012, RIM accounted for 15% of total revenue (first nine months of 2011 — 19%).

In June 2012, we announced that we would wind down our manufacturing services for RIM over the course of the next two quarters. We completed substantially all of our manufacturing services for RIM by September 30, 2012.

5.             ACCOUNTS RECEIVABLE

We have an agreement to sell up to $250.0 in accounts receivable (A/R) on a committed basis and up to an additional $150.0 in A/R on an uncommitted basis. The amount of A/R we sell is subject to pre-determined limits by customer. The A/R facility is with third-party banks which have a Standard and Poor’s rating of A-1 at September 30, 2012. At September 30, 2012, we had sold $60.0 of A/R under this facility (December 31, 2011 — $60.0).  The A/R sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and commitment fees which we record through finance costs in our consolidated statement of operations. This facility expires in November 2012.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, or valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. We recorded net inventory provisions of $3.4 and $4.2, respectively, for the third quarter and the first nine months of 2012. We recorded net inventory recoveries of $1.1 for the third quarter of 2011 and net inventory provisions of $4.6 for the first nine months of 2011. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.             CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015.  We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We have pledged certain assets as security for borrowings under this facility. Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. The terms of these draws have historically been less than 90 days. At September 30, 2012, no amounts were drawn under this facility (December 31, 2011 — no amounts drawn), and we were in compliance with all covenants.  Commitment fees paid in the third quarter and first nine months of 2012 were $0.5 and $1.5, respectively. At September 30, 2012, we had $31.5 of letters of credit

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

that were issued under our credit facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at September 30, 2012.  There were no amounts drawn under these overdraft facilities at September 30, 2012 (December 31, 2011— no amounts drawn).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.             CAPITAL STOCK

On February 7, 2012, the TSX accepted our Normal Course Issuer Bid (NCIB). The NCIB allows us to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares (representing approximately 7.5% of our total subordinate voting and multiple voting shares outstanding at the commencement of the NCIB) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans (see below). During the third quarter of 2012, we paid $21.2, including transaction fees, to repurchase for cancellation 2.7 million subordinate voting shares at a weighted average price of $7.76 per share. As of September 30, 2012, we have paid $113.8, including transaction fees, to repurchase for cancellation a total of 13.3 million shares at a weighted average price of $8.52 per share under the NCIB since its commencement in February 2012. At September 30, 2012, we can repurchase up to an additional 2.5 million subordinate voting shares under the NCIB.

On October 23, 2012, our board of directors authorized a substantial issuer bid to repurchase for cancellation up to $175 of our subordinate voting shares (Offer). We expect to launch and complete the Offer during the fourth quarter of 2012. We will fund the share repurchases using a combination of available cash on hand and cash drawn from our existing revolving credit facility.

We have granted share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by issuing new subordinate voting shares from treasury, purchasing subordinate voting shares in the open market, or by cash. From time-to-time, we pay cash for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the first nine months of 2012, we paid $3.8 for the trustee to purchase 0.4 million subordinate voting shares in the open market and we distributed 4.8 million subordinate voting shares upon the vesting of restricted share units (RSUs), performance share units (PSUs) and deferred share units. During the third quarter of 2012, we did not purchase any subordinate voting shares for our equity-based compensation plans and distributed a limited number of shares to our employees upon vesting of awards. During the third quarter and first nine months of 2011, we paid $23.5 and $32.8, respectively, for the trustee to purchase 2.9 million and 3.7 million, respectively, subordinate voting shares in the open market and we distributed none and 1.7 million, respectively, subordinate voting shares upon the vesting of share unit awards. At September 30, 2012, the trustee held fewer than 0.1 million subordinate voting shares, with a value of $0.6 (December 31, 2011 — held 4.5 million with a value of $37.9), for delivery under these plans.

During the first quarter of 2011, we cash-settled certain RSUs and PSUs and recorded additional compensation expense to reflect the mark-to-market adjustment on these cash-settled awards of $2.7. We have not recorded any mark-to-market adjustments since the first quarter of 2011.

For the third quarter and first nine months of 2012, stock-based compensation expense was $10.7 and $27.8, respectively (third quarter and first nine months of 2011 — $8.0 and $34.5, respectively). The amount of stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settled in cash (see above) and plan adjustments. Our performance-based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We amended the retirement eligibility clauses in our equity-based compensation plans in 2011 which accelerated our recognition of the related compensation expense of $3.1 in the first nine months of 2012 (first nine months of 2011 — $4.8).

During the first nine months of 2012, we received cash proceeds of $7.1 (first nine months of 2011 — $11.5) relating to the exercise of stock options.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.             OTHER CHARGES (RECOVERIES)

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Restructuring (a)	$(0.8)	$8.3	$6.8	$27.3
Other (b)	(1.8)	0.6	(1.3)	(2.3)
	$(2.6)	$8.9	$5.5	$25.0

(a)           Restructuring:

Our restructuring charges are comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Cash charges (recoveries)	$(0.8)	$7.9	$10.5	$12.3
Non-cash charges (recoveries)	—	0.4	(3.7)	15.0
	$(0.8)	$8.3	$6.8	$27.3

In June 2012, we announced that over the course of the next two quarters, we would wind down our manufacturing services for RIM. We completed our manufacturing for RIM in Romania and Malaysia at the end of June 2012 and substantially all of our manufacturing in Mexico by September 30, 2012. Due to the significance of RIM and in order to improve our margin performance, we previously announced that we would take restructuring actions throughout our global network to reduce our overall cost structure. We estimated total restructuring charges of between $40 to $50 which we expect to complete by the first half of 2013. Of this amount, we recorded $8.3 in the third quarter of 2012 ($27.3 — first nine months of 2012). Cash charges recorded in the third quarter of 2012 were $7.9 (first nine months of 2012  —  $12.3), related to employee termination costs for our RIM operations and other actions throughout our global network. We also recorded non-cash charges of $0.4 (first nine months of 2012 — $15.0; see discussion in note 9(c) below) primarily to write down to recoverable amounts the equipment that was no longer in use. The recognition of these charges requires us to make certain judgments and estimates regarding the nature, timing, and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair value of assets available for sale. We developed a detailed plan, the components of which were communicated to the affected employees prior to September 30, 2012, and we calculated the termination costs based on statutory requirements. We engaged independent brokers to determine the estimated fair values less cost to sell of assets no longer in use and available for sale. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Adjustments may be required to reflect actual experience or changes in estimates.

During the third quarter and first nine months of 2012, we paid employee termination costs and lease payments totaling $8.5 and $19.8, respectively. At September 30, 2012, our restructuring provision was $9.2, comprised primarily of employee termination costs which we expect to pay by the end of 2012.

(b)           Other:

Other includes realized recoveries on certain assets that were previously written down through other charges and acquisition-related transaction costs. During 2012, we released our provision related to the estimated fair value of contingent consideration for our Allied Panels acquisition and recorded the recovery through other charges. We also recorded transaction costs related to the D&H acquisition. See note 3.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c)           Impairment of intangible assets and property, plant and equipment:

In the second quarter of 2012, we tested the carrying amounts of the cash generating units (CGUs) that were impacted by the announced wind down of our manufacturing services for RIM in Mexico, Romania and Malaysia. We compared the recoverable amounts using value-in-use to the carrying amounts of these CGUs and determined there was no further impairment against the property, plant and equipment or computer software assets. There was no goodwill or intangible assets associated with these CGUs. The process of determining the recoverable amount of a CGU is subjective and requires management to exercise significant judgment in estimating future growth and discount rates, and projections of cash flows, among other factors. We did not identify any key assumptions where a reasonably possible change would cause a CGU’s carrying value to exceed its recoverable amount as the carrying values were supported based on the expected cash flows from existing customer programs. We did not identify any triggering event during the third quarter of 2012. Absent a triggering event, we conduct our annual impairment assessment in the fourth quarter of each year as it corresponds with our planning cycle.

10.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and certain tax exposures. During the third quarter of 2012, we recorded an income tax recovery of $10.6 arising from changes to our provisions related to certain tax uncertainties. As a result of the D&H acquisition in September 2012, we recognized $10.4 of previously unrecognized deferred tax assets in our U.S. group.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R and derivatives used for hedging purposes.  Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives.  The majority of our financial liabilities is recorded at amortized cost except for derivative liabilities, which are measured at fair value.  Our term deposits are classified as held-to-maturity and our short-term investments in money market funds are recorded at fair value, with changes recognized through our consolidated statement of operations.

Cash and cash equivalents are comprised of the following:

	December 31 2011	September 30 2012
Cash	$191.7	$331.7
Cash equivalents	467.2	266.5
	$658.9	$598.2

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2012 a Standard and Poor’s rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Our major currency exposures at September 30, 2012 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as retirement benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at September 28, 2012.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht
Cash and cash equivalents	$27.6	$2.0	$3.4	$3.3	$3.7
Accounts receivable	17.6	—	4.1	—	—
Other financial assets	0.9	0.6	—	1.0	0.5
Accounts payable and certain accrued and other liabilities and provisions	(35.4)	(16.2)	(27.5)	(18.1)	(17.2)
Net financial assets (liabilities)	$10.7	$(13.6)	$(20.0)	$(13.8)	$(13.0)

Foreign currency risk sensitivity analysis:

At September 30, 2012, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table.  The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Chinese renminbi	Malaysian ringgit	Canadian dollar	Mexican peso	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$0.5	$(0.1)	$2.2	$—	$—
Other comprehensive income	—	0.8	0.7	0.3	1.1
1% Weakening
Net earnings	(0.5)	0.1	(2.1)	—	—
Other comprehensive income	—	(0.8)	(0.7)	(0.3)	(1.1)

At September 30, 2012, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$304.4	$0.99	12	$7.0
Thai baht	121.5	0.03	15	1.0
Malaysian ringgit	87.1	0.32	15	1.0
Mexican peso	55.0	0.07	12	1.4
British pound	54.9	1.59	4	(1.1)
Chinese renminbi	39.2	0.16	12	(0.2)
Euro	16.9	1.26	7	0.2
Romanian leu	10.9	0.28	12	(0.1)
Other	27.1	—	12	0.2
Total	$717.0			$9.4

At September 30, 2012, the fair value of these contracts was a net unrealized gain of $9.4 (December 31, 2011 — net unrealized loss of $13.9).  Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at September 30, 2012 was not significant, is recognized immediately in our consolidated statement of operations. At September 30, 2012, we recorded $12.3 of derivative assets primarily in other current assets and $2.9 of derivative liabilities in accrued and other current liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

12.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes

We are subject to tax audits and reviews by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest expense could be approximately $29.0 million Canadian dollars (approximately $29.5 at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisers.

In connection with a tax audit in Brazil, tax authorities had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the Brazilian tax authorities appealed the matter to a higher court. In June 2012, the Brazilian Higher Administrative Court unanimously upheld the Lower Administrative Court decision. Although we believe it is unlikely to occur due to the recent unanimous decision by the higher court, the Brazilian tax authorities have the right to present a Special Appeal to change the favorable decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts.  Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 49.3 million Brazilian reais (approximately $24.3 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.